UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Rocket Internet Growth Opportunities Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001
(Title of Class of Securities)

G7613T111**
(CUSIP Number)

Gary Penning COO, PSquared Asset Management AG Dufourstrasse 43 Zurich, Switzerland, 8008 41 (0)43 5083760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** See item 2(e).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7613T111**	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PSquared Asset Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,467,763

	6	SHARED VOTING POWER
00

	7	SOLE DISPOSITIVE POWER
1,467,763

	8	SHARED DISPOSITIVE POWER
00

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,467,763

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON (see instructions)
FI

CUSIP No. G7613T111**	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Rocket Internet Growth Opportunities Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 Boundary Hall, Cricket Square
Grand Cayman, Cayman Islands KY1-1102

Item 2(a).	Name of Person Filing:

 PSquared Asset Management AG

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 Dufourstrasse 43, Zurich, Switzerland 8008

Item 2(c).	Citizenship:

 PSquared Asset Management AG is organized under the laws of Switzerland.

Item 2(d).	Title of Class of Securities:

  Class A Ordinary Shares, par value $0.0001

Item 2(e).	CUSIP Number:

As of the date of this Schedule 13G, a CUSIP number for the Issuer's Class A ordinary shares is not available. Initially, each of the Class A ordinary shares and warrants to purchase Class A ordinary shares will trade as a unit. The CUSIP number for the Issuer's units is G7613T111.

CUSIP No. G7613T111**	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J);*

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

* PSquared Asset Management AG is regulated by the Swiss Financial Market Supervisory Authority (FINMA)

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,467,763

(b)	Percent of class: 5.5%***

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,467,763

(ii)	Shared power to vote or to direct the vote: 0.00

(iii)	Sole power to dispose or to direct the disposition of: 1,467,763

(iv)	Shared power to dispose or to direct the disposition of: 0.00

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*** The ownership percentage reported in this Schedule 13G is based on 26,700,000 Class A Ordinary Shares issued and outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. G7613T111**	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

The Reporting Person hereby makes the following certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to PSquared Asset Management AG in Switzerland is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions.  I also undertake to furnish the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. G7613T111**	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2022

PSquared Asset Management AG

By:	/s/ Gary Penning
Name: Gary Penning
Title: COO